JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

SUPPL

RECEIVED

2008 NOV 26 A 5:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Number: (216) 586-7314
kjcorrigan@jonesday.com

JP412523:1576409
930210-005011

File No. 82-3349

November 21, 2008

[redacted]

08006037

VIA HAND DELIVERY

RECEIVED
NOV 24 2008
OFFICE OF THE SECRETARY

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, DC 20549

Bespak PLC

Re: ~~Consort Medical~~ plc (formerly named Bespak plc) – Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Consort Medical plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

PROCESSED
DEC 01 2008
THOMSON REUTERS

1. made public pursuant to the laws of England;
2. filed with the London Stock Exchange and which was made public by such exchange; or
3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

11/26

CLI-1576409v3

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Karen J. Corrigan

cc: Ms. Jenny Owen (Consort Medical plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)
Mr. Louis Rorimer (Jones Day – Cleveland) (w/o encl)

Consort Medical

Breakspear Park, Breakspear Way, Hemel Hempstead
Hertfordshire, HP2 4TZ
T: +44 (0) 1442 867920 | F: +44 (0) 1442 245237
www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

Wednesday, 01 October 2008

Dear Sirs,

Company Number 406711 Consort Medical plc

I enclose the following documents:

1. Copies of the Special Resolution passed at the Company's Annual General Meeting on 24 September 2008.
2. Copies of the amended articles of association.
3. Black and white copies of the Company's Annual Report.

Please would you acknowledge receipt by stamping and returning the attached copy of this letter. I enclose a stamped addressed envelope for this purpose.

Yours faithfully

Mrs Jenny Owen
Company Secretary & General Counsel

Enc.



ANNUAL GENERAL MEETING

24 September 2008 at 2.00pm

Consort Medical Plc, Hemel Hempstead

bespak   KING SYSTEMS   Consort Medical



RESOLUTION 1: ACCOUNTS

"Of the total proxy votes cast:

18,250,836	- in favour
0	- were against
3,869	- discretion to the Chairman
0	- withheld."



RESOLUTION 2: REMUNERATION REPORT

"Of the total proxy votes cast:

18,239,719	- in favour
10,416	- were against
3,717	- discretion to the Chairman
853	- withheld."



RESOLUTION 3: DIVIDEND

"Of the total proxy votes cast:

18,250,836	- in favour
0	- were against
3,869	- discretion to the Chairman
0	- withheld."



RESOLUTION 4: RE-ELECTION OF CHRIS BANKS

"Of the total proxy votes cast:

18,093,298	- in favour
157,438	- were against
3,869	- discretion to the Chairman
100	- withheld."

bespak KING SYSTEMS Consort Medical



RESOLUTION 5: RE-ELECTION OF JONATHAN GLENN

"Of the total proxy votes cast:

18,094,658	- in favour
156,078	- were against
3,869	- discretion to the Chairman
100	- withheld."



RESOLUTION 6: RE-ELECTION OF PAUL BOUGHTON

"Of the total proxy votes cast:

18,097,744	- in favour
151,534	- were against
5,327	- discretion to the Chairman
100	- withheld."



RESOLUTION 7: AUDITORS

"Of the total proxy votes cast:

18,248,764	- in favour
1,833	- were against
4,076	- discretion to the Chairman
32	- withheld."

bespak KING SYSTEMS Consort Medical

RESOLUTION 8: S80 AUTHORITY

"Of the total proxy votes cast:

18,241,068	- in favour
9,768	- were against
3,869	- discretion to the Chairman
0	- withheld."



RESOLUTION 9: S89 AUTHORITY

"Of the total proxy votes cast:

18,237,365	- in favour
10,801	- were against
4,189	- discretion to the Chairman
2,350	- withheld."

RESOLUTION 10: MARKET PURCHASE AUTHORITY

"Of the total proxy votes cast:

18,247,095	- in favour
1,821	- were against
4,189	- discretion to the Chairman
1,600	- withheld."



RESOLUTION 11: ARTICLE OF ASSOCIATION

"Of the total proxy votes cast:

18,245,612	- in favour
0	- were against
8,914	- discretion to the Chairman
179	- withheld."



RESOLUTION 12: US EMPLOYEE SHARE PURCHASE PLAN

"Of the total proxy votes cast:

18,222,532	- in favour
27,965	- were against
4,076	- discretion to the Chairman
132	- withheld."

DATED 26 September 2007

CONSORT MEDICAL PLC

ARTICLES OF ASSOCIATION

INDEX

ARTICLES OF ASSOCIATION

of

CONSORT MEDICAL PUBLIC LIMITED COMPANY
(adopted by special resolution passed on 20 September 2002 and amended by special resolution on 26 September 2007)

PRELIMINARY

1.

(1) In these articles the following words bear the following meanings-

"the Act" means, subject to paragraph (4) of this article, the Companies Act 1985;

"address", in relation to in electronic form, includes any number or address used for the purposes of such communications;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in the Electronic Communications Act 2000;

"Companies Act 2006" the Companies Act 2006 (as amended from time to time);

"electronic address" any address or number used for the purposes of sending or receiving documents or information by electronic means;

"electronic communication" means the same as in the Electronic Communications Act 2000;

"electronic copy", **"electronic form"** and **"electronic means"** have the meaning given in section 1168 of the Companies Act 2006;

"executed" means any mode of execution;

"hard copy" and **"hard copy form"** have the meaning given in section 1168 of the Companies Act 2006.

"holder" means, in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"Office" means the registered office of the Company;

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act;

"Register" means the register of members of the Company;

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the Secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant, of deputy secretary;

"Statutes" means the Companies Acts as defined in section 2 of the Companies Act 2006 and every other statute, order, regulation, instrument or other subordinate legislation for the time being in force relating to companies and affecting the Company;

"the Stock Exchange" means London Stock Exchange PLC;

"the Uncertificated Securities Regulations" means, subject to paragraph (4) of this article, the Uncertified Securities Regulations 2001;

"United Kingdom" means the United Kingdom of Great Britain and Northern Ireland;

"in writing" means hard copy form or to the extent agreed (or deemed to be agreed by a provision of the Statutes) and as permitted by any applicable rules or regulations, electronic form or website communication.

(2) In these articles, references to a share being in uncertified form are references to that share being an uncertified unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires-

(a) words in the singular include the plural, and vice versa;

(b) words imparting any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles-

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in legible and non-transitory form, but shall not for the avoidance of doubt include in electronic form;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

(8) In these articles, the expression "working days" in relation to a period of notice means any day other than Saturday, Sunday, Christmas Day, Good Friday or any day that is a bank holiday under the Banking and Financial Dealing Act 1971 in the part of the UK where the company is registered;

(9) In these articles, the provisions of the Statutes relating to sending documents apply where any provision in these articles uses the words 'sent', 'supplied', 'delivered', 'provided', 'given', 'produced', 'circulated' or any derivation of those words; and

(10) In these articles, the word "address" where it appears in these articles includes postal address and electronic address and "registered address" and "address for service" and shall be construed accordingly.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company is £4,000,000 divided into 40,000,000 ordinary shares of 10 p each.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Act, any share may be issued which is or is to be liable to redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit provided that no share shall be issued at a discount.

7. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as requires by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

9. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

   (a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

   (b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

10. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

11. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up-

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing or, if the directors so permit, using electronic form of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

12. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase or redemption by the Company of any of its own shares.

SHARE CERTIFICATES

13.

(1) Subject to paragraph (2) of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal or such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate if defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

15. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

16. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

17. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

18. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amount unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid in instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

20. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

21. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

22. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

23. Subject to the terms of the allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares

24. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called upon the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

25. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not lees than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made in respect of which it was given may, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

26. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the

appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part of enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

28. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past members.

29. A statutory declaration by a director or secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

30. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

31. Where any class of shares is, for the time being, a participated security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned.

32.

(1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer-

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated fom in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

33. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator-instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of refusal.

34. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

35. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

36. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

37. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

38. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only person recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

39. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. The directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the shares. If the notice is not complied with within 60 days, the directors may thereafter withhold any payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

40. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

41.

(1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 notice of the Act and has

failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine-

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent of their class-

i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

iii) for the purposes of sub-paragraph ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 793 notice of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 notice of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article-

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 notice of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 793 notice of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member-

i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

42.

(1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) The Company has, after the expiration of that period by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) The Company has not during the period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (1)(a), (1)(c) and (1)(d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (1)(a) and the words ", after the expiration of that period," were omitted from sub-paragraph (1)(c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

43. The Company may by ordinary resolution-

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

44. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may:-

(a) on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members; and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by an irregularity in or invalidity of the proceedings in reference to the sale; and

(b) provided that the necessary unissued shares are available, the directors may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the directors' discretion from any of the sums standing to the credit of any of the Company's reserve amounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the directors may exercise all the powers conferred on them by Article 131 without an ordinary resolution of the Company.

45. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

46. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares.

GENERAL MEETINGS

47. All general meetings other than annual general meetings shall be called extraordinary general meetings.

48. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director either within the United Kingdom or elsewhere, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

49. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall

specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

50. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

51. For the purposes of Articles 49 to 54, a notice of meeting must be given in accordance with the Companies Act 2006, that is in hard copy form, electronic form or by means of a website.

52. Electronic Communication

(1) If notice of meeting is sent in electronic form the Company must have complied with all applicable regulatory requirements and the person entitled to receive such notice must have agreed that the notice can be sent to him in that way and not revoked that agreement or, in the case of a company, be deemed to have agreed to receive notice in that way by a provision in the Statues; and

(2) the notice must be sent to the address specified by the person entitled to receive such notice or, in the case of notice sent to a company, an address which is deemed to have been specified by any provision of the Statutes.

53. Notice of meeting on a website

Provided that the Company has complied with all applicable regulatory requirements the Company may send or supply a notice of meeting by making it available on a website and where the Company intends to make that notice of meeting available on a website, the Company must:

(1) comply with the provisions of Article 52;

(2) notify persons entitled to receive such notice that the notice of meeting has been published on the website, such notification to state that it concerns a notice of meeting, to specify the place, date and time of the meeting and whether the meeting will be an Annual General Meeting; and

(3) the notice must be available on the website throughout the period beginning with the date of notification and ending with the conclusion of the meeting.

54. A notice which is treated as given to a person by virtue of Article 53(3) is treated as given at the same time as the notification referred to in Article 53(2).

PROCEEDINGS AT GENERAL MEETINGS

55. No business shall be transacted at any meeting unless a quorum is present. Three persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or duly authorised representative of a corporation which is a member, shall be a quorum.

56. If within fifteen minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default the directors)

may determine. If at such adjourned meeting a quorum is not present within fifteen minutes fro the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

57. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

58. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

59. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

60. Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

61. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

62.

(1) The directors may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the directors shall in their absolute discretion consider to be appropriate and may from time to time vary any such arrangement or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such time shall be subject to any such arrangements as may be for the time being approved by the directors. In the case of any meeting to which such arrangements apply the directors may when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside (the **"Principal Place"**); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting by excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

(2) The directors may direct that any person wishing to attend any meeting should submit to such searches or other security arrangements or restrictions as the directors shall consider appropriate in the circumstances and shall be entitled in their absolute discretion to refuse entry to any meeting to any person who fails to submit to such searches or to otherwise comply with such security arrangements or restrictions.

63. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded-

(a) by the chairman; or

(b) by not less than five members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares conferring a right to vote on the resolution of the total sum paid up on all the shares conferring that right.

64. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number of or proportion of the votes recorded in favour of or against the resolution.

65. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

66. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the pole. The result of the poll shall be deemed to be resolution of the meeting at which the poll was demanded.

67. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

68. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll is demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

69. No notice need be given of a poll not taken forthwith if the time and place at which it is taken are announced at the meeting in respect of which it is demanded. In any

other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

70. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

71. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

72. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as it specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall be exercisable.

73. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

74. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be member. A member may appoint more than one proxy to attend on the same occasion. Submission of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

75. Subject to Article 76 below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointer which in the case of a corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer.

76. If the directors in their discretion decide, and provided that Company complies with all applicable regulatory requirements a proxy appointment may be sent in electronic form

77. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an appointment of proxy in writing be deposited at the Office or such other place in the United Kingdom as it specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation

to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote: or

(b) in the case of an appointment contained in an electronic form, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time of holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and no less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director,

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

78. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company:

i) in the case of an appointment previously contained in an electronic form, at the address where an appointment contained in an electronic form may be duly received; or

ii) in the case of any other appointment, at the Office or at such other place at which an appointment of proxy may be duly deposited,

in either case before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for the taking the poll.

79. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

80. The directors may at the expense of the Company send appointments of proxy to the members by post or by electronic form or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

81. Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

82. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

83. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be more than 15 and shall not be less than two.

84. A director shall not require a share qualification.

85.

(1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £300,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to executive remuneration and to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

86. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

87. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the

directors of which his appointer is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointer as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

88. An alternate director shall cease to be an alternate director if his appointer ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

89. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

90. Save as otherwise provided in these articles, an alternate director shall be deemed for purposes to be director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

91. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

92.

(1) Subject as provided in this Article 92, the directors may exercise all the powers of the Company to borrow money and to mortgage or change all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of the Act, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(2) The directors shall restrict the borrowings of the Company and exercise all the voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to twice the Adjusted Capital and Reserves.

(3) For the purposes only of this Article 92:

(a) **"Adjusted Capital and Reserves"** means a sum equal to the aggregate from time to time of:

i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company; and

ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit of the profit and loss account;

all as shown in the relevant balance sheet, but after:

iii) making such adjustments as may be appropriate to reflect:

(A) any variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, the such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date, on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group;

iv) excluding (so far as not already excluded):

(A) the amounts attributable to the proportion of the issued equity share capital of any subsidiary undertaking which is not attributable, directly or indirectly, to the Company;

(B) any sum set aside for taxation (other than deferred taxation);

v) deducting:

(A) sums equivalent to the book values of goodwill and other intangible assets shown in the relevant balance sheet; and

(B) the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b) **"cash deposited"** means an amount equal to the aggregate of the amounts beneficially owned by the Group companies which are deposited for the time being with any bank or person (not being a Group company) and which are repayable to any Group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the Company:

(c) **"Group"** means the Company and its subsidiary undertakings from time to time;

(d) **"Group company"** means any company in the Group;

(e) **"moneys borrowed"** include not only moneys borrowed but also the following except in so far as otherwise taken into account:

i) the nominal amount of any issued share capital and the principal amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment of which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

ii) *the principal amount* raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group Company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

iii) the principal amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company;

v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company a lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

vii) moneys borrowed by the Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group Company, provided that it was acquired during the six months preceding the calculation;

xi) notwithstanding sub-paragraphs (i) to (vi) above, the proportion of moneys borrowed by a Group company (and not owing to another Group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the Company;

and in sub-paragraph (vii) to (xi) above references to amounts of moneys borrowed include reference to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) **"relevant balance sheet"** means the latest published audited consolidated balance sheet of the Group but, where the Company has no subsidiary undertakings, it means the balance sheet and profit and loss account of the Company and, where the Company has subsidiary undertakings but there are no consolidated accounts of the Group, it means the respective balance sheets and profit and loss accounts of the companies comprising the Group;

(g) **"subsidiary undertaking"** means a subsidiary undertaking (within the meaning of the Act) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 of the Act); and "Group" and "Group company" and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "equity share capital" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) of the Act.

(4) When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 92 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls be made, the latter rate shall apply instead.

(5) A report or certificate of the auditors for the time being of the Company as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 92 or to effect that the limit imposed by this Article 92 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

(6) No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 93 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

DELEGATION OF DIRECTORS' POWERS

93.

(1) The directors delegate any of their powers –

(a) to the Chief Executive, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local or divisional board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (1)(a), (1)(b) or (1)(c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

94. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested to him.

95. The directors may appoint any person (not being a director) to any office or employment having a designation or title including the word director or attach to any existing office or employment within the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a director for any of the purposes of the Act or these Articles.

APPOINTMENT AND RETIREMENT OF DIRECTORS

96. At the annual general meetings in every year there shall retire from office by rotation:-

(a) All directors who held office at the time of the two preceding annual general meetings and who did not retire by rotation or pursuant to article 102 at either of them; and

(b) If the number of directors retiring under (a) above is less than one-third of the directors or, in their number is not three or a multiple of three, less than the number which is nearest t but does not exceed one-third, such additional number of directors as shall together with the directors retiring under (a) above equal one-third of the directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

97. Subject to the provisions of the Act and to the following provisions of these articles, the directors to retire by rotation pursuant to article 96 shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

98. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not be fill the vacancy or a resolution for the appointment of the director is put to the meeting and lost.

99. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been give to the Company of the intention to propose that person for appointment or reappointment, stating that particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

100. At a general meeting a motion for the appointment of two more person as directors by a single resolutions shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

101. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

102. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

103. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

104. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

105. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing or using electronic form by all the other directors to resign.

106. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

DIRECTORS' APPOINTMENTS AND INTERESTS

107. The directors may appoint one or more of their number to the office of managing director or to any other executive office (including that of Chief Executive or Managing director) under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the director thinks fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

108.

(1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company of any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purpose of this article -

(a) a general notice given to the directors that a director is to be regarding as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

108A.

(1) If a situation in which a director or a person who is proposed to be appointed as a director has or may have a direct or indirect interest which conflicts or may conflict with the interests of the Company ("a conflict of interest") the directors may, subject to the provisions of this Article 108A, at any time authorise:

(a) the conflict of interest; and

(b) in the case of a proposed appointment of a person as a director, that proposed appointment;

(2) Any director subject to a conflict of interest or any other director with a similar interest shall not vote and shall not be counted in the quorum in respect of the

authorisation given under this Article 108A and if he or any other interested director does vote, those votes shall not be counted;

(3) The directors may in their absolute discretion impose such terms or conditions on the grant of the authorisation as they think fit, and these may be imposed or varied subsequently and may include (without limitation):

(a) whether the relevant director may vote (or be counted in the quorum at a meeting) in relation to any resolution relating to the relevant conflict of interest;

(b) the exclusion of the relevant director from all information and discussion by the Company of the relevant conflict of information; and

(c) the imposition of a specific duty of confidentiality for any confidential information of the Company relating to the relevant conflict of interest;

(4) Any authorisation of a conflict of interest given pursuant to this Article 108(A) may provide that where the relevant director obtains (other than through his position as a director of the Company) information that is confidential to a third party, he will not be obliged to disclose it to the Company or to use it in relation to the Company's affairs in circumstances where to do so would amount to a breach of that confidence;

(5) A director will not be in breach of his duty under sections 172, 174 and 175 of the Companies Act 2006 or the authorisation given by this Article 108A if he:

(a) absents himself from meetings of the directors or from discussion of any matter at a meeting relating to a relevant conflict of interest; and/or

(b) makes arrangements for papers to be received and read by a professional adviser on his behalf which may relate to the relevant conflict of interest; and/or

(c) behaves in any other way authorised by any guidance which may be issued by the directors in respect of the relevant conflict of interest from time to time; and

(6) For the purposes of this Article 108A, 'conflict of interest' includes a conflict of interest and a conflict of duty and a conflict of duties."; and

DIRECTORS' GRATUITIES AND PENSIONS

109. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body

corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

110.

(1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointer to a separate vote on behalf of his appointer in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointers in the appointer's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously, whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

111. No business shall be transacted at the meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointer is not present, be counted in the quorum.

112. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

113. The directors may elect from their number, and remove, a chairman or joint chairman and a deputy-chairman of the board of directors. A chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting. In the invent of two or more joint chairman, or in the absence of a chairman, two or more deputy chairman being present, the joint chairman or deputy chairman to act as chairman of the meeting shall be decided by those directors present.

114. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

115. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointer and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

116.

(1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors or of any committee on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution related in any way to a retirement benefits scheme which has been approved, or in conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including, but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally awarded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability;

(h) the granting of any indemnity or provision of funding pursuant to Article 158 unless the terms of such arrangement confer upon such director a benefit not generally available to any other director.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for the purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director, in relation to an alternate director, an interest of his appointer shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposal may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

117. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

118. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

119. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

120. The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

121. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

122. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

123. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

124. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective right of the members, but no dividend shall exceed the amount recommended by the directors.

125. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or no-preferred rights.

126. Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

127. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may

issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

128.

(1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those person who is first named in the register of members or to such person and to such address as the person or person entitled may by notice direct. Every cheque or warrant shall be made payable to the order of or the person or persons entitled or to such other person as the person or persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to share as aforesaid may give receipts for any dividend or other payable in respect of the share.

(2) the Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if-

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

129. The directors may, at their discretion, make provisions to enable any member as the directors shall from time to time determine to receive duly declared dividends in a currency other than sterling. For the purposes of calculations of the amount receivable in respect of dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as dividend shall be such rate and the payment thereof shall be on such terms and conditions as the directors may in their absolute discretion determine.

130. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

131. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

132. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply;

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) no fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) the directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) the directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) the dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respect with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with

the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

RESERVES

133. The directors may, before recommending any dividend (whether preferential or otherwise), set aside out of the profits of the Company such sums as they think fit as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or to be invested in such investment (other than shares of the Company) as the directors may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to distribute.

CAPITALISATION OF PROFITS

134.

(1) The directors may with the authority of an ordinary resolution of the Company –

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any such standing to the credit of any reserve or fund of the Company (including any share premium account of capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in distribution of that sum if the shares were fully paid and the sum were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:-

i) the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid; and

ii) in a case where the sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves are shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either (i) the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members or (ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares; or

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustment to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (1)(f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

AUTHENTICATION OF DOCUMENTS

135. Any director or the Secretary or any person appointed by the directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the officer of the Company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid.

136. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with Article 135 shall be conclusive evidence in favour of all persons dealing with the Company on the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

SERVICE OF NOTICES AND DOCUMENTS

137. Subject to the provisions of the Statutes, and provided that the Company has complied with all applicable regulatory requirements any notice or document may be served on, or delivered to, any member by the Company:

(1) personally; or

(2) by post addressed to the member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices or documents: or

(3) in electronic form; or

(4) by making them available on a website.

138. If a notice or other document is sent by post, it shall be deemed to be served or delivered 24 hours after posting as first class post or 48 hours after posting as second-class post. In proving service or delivery it shall be sufficient to prove that the cover containing the notice or document was properly addressed, stamped and posted.

139. Any notice or document send in electronic form shall be deemed to be served or delivered on the day of transmission. Proof that a notice or other document send in electronic form was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given.

140. Any notice or document served or delivered by making it available on a website, shall be deemed to be served or delivered when it is first made available on the website or, if later, when the member received or was deemed to have received notice of the fact that the document or notice was available on the website.

141.

(1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 793 of the Act.

142. Where, by reason of the suspension of curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under Article 139 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

143. Any notice to be given by the Company to the member or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom.

144. In the case of joint holders of a share all documents shall be sent to the joint holder (if any) described in the Register as having an address for service in the United Kingdom and who is named first in the Register. Notice so sent shall be treated as sufficient notice to all the joint holders. Where the Statutes or these require the agreement of a member to electronic means of communication or website communication, the holder who is named first in the Register may give agreement on behalf of both joint holders.

DOCUMENTS SENT BY THE COMPANY

145. Subject to any requirement of the Statutes and provided that the Company has complied with all applicable regulatory requirements, the Company may send any document or notices to its members in electronic form and such documents or notices will be validly sent provided that:

(1) the member has agreed (generally or specifically) (or in the case of a company is deemed to have agreed by a provision in the Statutes) that documents or notices can be sent in electronic form;

(2) the documents are documents to which the agreement applies; and

(3) copies of the documents are sent in electronic form to the address notified by the member to the Company for that purpose.

DOCUMENTS COMMUNICATED BY A WEBSITE

146. Subject to any requirement of the Statutes and provided that the Company has complied with all applicable regulatory requirements, the Company may send documents or notices in its members by means of a website and any such documents or notices will be validly sent provided that:

(1) the member has expressly agreed (generally or specifically) that documents or notices may be sent by means of a website to him or he has been asked (individually) to agree that documents and notices can be sent by means of a website and the Company has received no response to that request within 28 days from the date on which the request was sent; and

(2) the documents are documents to which the agreement applies; and

(3) the member is notified of the presence of the documents on the website, the address of the website, the place on the website where the documents may be accessed and how they may be accessed.

147. Documents must be available on the website for a period of not less than 28 days from the date of notification unless the Statutes make provision for any other time period.

148. If the documents are published on the website for a part only of the period of time referred to in Article 147, they will be treated as being published throughout the period if the failure to publish throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

RIGHT TO HARD COPIES

149. Where the Company sends documents to members otherwise than in hard copy form, any member can require the Company to send him a hard copy version and

the Company must do so free of charge and within 21 days of the date of the member's request.

DOCUMENTS SENT TO THE COMPANY

150. Where the Statutes permit documents to be sent to the Company, only such documents as are specified by the Company may be sent to the Company in electronic form to the address specified by the Company for that purpose.

151. If the document in electronic form is sent by hand or by post, it must be sent to the Company's Registered Office.

152. A document sent to the Company in electronic form is sufficiently authenticated if the identity of the sender is confirmed in the way the Company has specified.

153. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an in electronic form shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with Article 139. Proof that a notice contained in an in electronic form was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.

154. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankruptcy or by any like description, at the address, if any, within the United Kingdom, supplied for that purpose by the person claiming to be so entitled Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy has not occurred.

155. Without prejudice to the provisions of Article 128, if any member's registered address or (if he has no registered address within the United Kingdom) the address, if any, supplied by him to the Company as his address for service in the United Kingdom ("address for service") appears to the directors to be incorrect or out of date:

(1) The directors may resolve to treat the member as if he had no registered address or address for service if notices or other documents sent to the member's registered address or address for service (as the case may be) have been returned undelivered on at least two consecutive occasions or if following one such occasion reasonable enquiries have failed to establish the member's new address for service; and

(2) subject to the passing of the directors' resolution, the Company will not be obliged to send the member notices of meetings until the member has supplied a new registered address or address for service.

The provisions of this Article 155 also apply to any address, number or location supplied by a member for the purposes of documents or notices sent in electronic form.

DESTRUCTION OF DOCUMENTS

156.

(1) The Company may destroy-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company: provided that-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

157. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trust for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

158.

(1) Subject to the provisions of, and so far as may be permitted by, the Statutes but without prejudice to any indemnity to which the person concerned may be otherwise entitled, the Company may indemnify every director, alternate director, secretary or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as an auditor) against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office, including any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust in relation to anything done or omitted to be done or alleged to have been done or omitted to be done by him provided that such liability shall not apply in respect of any liability incurred by such director or former director:

(a) to the Company or any of its subsidiaries (the "Group");

(b) to pay a fine imposed in criminal proceedings; or

(c) to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

(d) in defending any criminal proceedings in which he is convicted; or

(e) in defending any civil proceedings brought by any member of the Group in which judgment is given against him; or

(f) in connection with any application under any of the following provisions in which the court refused to grant him relief, namely

i) section 144(3) or (4) of the Companies Act 1985 (acquisition of shares by an innocent nominee); or

ii) section 727 of the Companies Act 1985 (general power to grant relief in case of honest and reasonable conduct).

(2) For the purposes of article 158(1)(d), (e) or (f) the reference to any such conviction, judgement or refusal or belief is a reference to one that has become final. A conviction, judgment or refusal of relief becomes final:

(a) if not appealed against, at the end of the period for bringing an appeal; or

(b) if appealed against, at the time when the appeal (or any further appeal) is disposed of (ie if it is determined and the period for bringing a further appeal has ended or if it is abandoned or otherwise ceases to have effect).

(3) The directors may purchase and maintain at the cost of the Company insurance cover for or for the benefit of every director, alternate director, Secretary or other officer of the Company or of any associated company (as defined in the Companies Act 1985) against any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust by him in relation to the Company (or such associated company), including anything done or omitted to be done or alleged to have been done or omitted to be done by him as a director, alternate director, Secretary or other officer of the Company or any associated company.

(4) Subject to the provisions of, and so far as may be permitted by, the Statues, the Company shall be entitled to fund the expenditure of every director, alternate director, Secretary or other office of the Company incurred or to be incurred:

(a) in defending any criminal or civil proceedings; or

(b) in connection with any application under sections 144(3), 144(4) or 727 of the Companies Act 1985

provided that any director or alternate director will be obliged to repay such amounts not later than:

(c) in the event of the director being convicted in the proceedings, the date when the conviction becomes final; or

(d) in the event of judgment being given against him in proceedings, the date when the judgment becomes final; or

(e) in the event of the court refusing to grant him relief on the application, the date when the refusal of relief becomes final.

159. For the purposes of article 158(4)(c), 158(4)(d) or 158(4)(e) the reference to any such conviction, judgement or refusal of relief is a reference to one that has become final. A conviction, judgement or refusal or relief becomes final:

(a) if not appealed against, at the end of the period for bringing an appeal; or

(b) if appealed against, at the time when the appeal (or any further appeal) is disposed of (ie if it is determined and the period for bringing a further appeal has ended or if it is abandoned or otherwise ceases to have effect).

WARRANTS TO SUBSCRIBE FOR SHARES

160. The Company may, subject to the provisions of the Act and of these Articles issue warrants to subscribe for shares in the Company. Such warrants shall be issued upon such terms and subject to such conditions as may be resolved upon by the directors including, without prejudice to the generality of the foregoing, terms and conditions which provide that, on a winding up of the Company, a holder of warrants may be entitled to receive out of the assets of the Company available in the liquidation pari passu with the holders of shares of the same class as the shares in respect of which the subscription rights conferred by the warrants can be exercised such a sum as he would have received had had exercised the subscription rights conferred by his warrants prior to the winding up by after deduction of the price (if any) payable on exercise of such subscription rights.

Companies House
Crown Way
Cardiff
CF 14 3UZ

1 October 2008

Dear Sirs,

Consort Medical plc Registration Number 406711

I enclose herewith the following:

- 2008 Annual Return
- Cheque in the sum of £30 in respect of the filing of the Annual Return
- Disk containing details of the shareholders as at the date of the Annual Return ie 20 September 2008.

I also enclose Form 288A in respect of the appointment of Toby Woolrych as a director of the Company.

Please would you acknowledge receipt of this letter by stamping and returning the attached copy. I enclose a stamped addressed envelope for this purpose.

Yours faithfully,

Jenny Owen
Company Secretary

Bulk

104082|30

Companies House — for the record —

363a

Please complete in typescript, or in bold black capitals.

CHFP000

Annual Return

Company number: 406711

Company name in full: CONSORT MEDICAL PLC

Date of this return
The information in this return is made up to

Day Month Year: 20/09/2008

Date of next return

Day Month Year: __/__/____

If you wish to make your next return to a date earlier than the anniversary of this return please show that date here. Companies House will then send a form at the appropriate time.

Registered Office
Show here the address at the date of this return

GROUND FLOOR, SUITE D
BREAKSPEAR PARK, BREAKSPEAR WAY

Any change of registered office must be notified on form 287

Post town: HEMEL HEMPSTEAD

County/Region: HERTFORDSHIRE

UK Postcode: HP2 4UL

Principal business activities

Show trade classification code number(s) for the principal activity or activities

SIC CODE
3310

If the code number cannot be determined, give a brief description of principal activity

MANUFACTURE OF MEDICAL, ORTHOPAEDIC EQUIPMENT
7415 HOLDING COMPANIES INCLUDING HEAD OFFICE.

SATURDAY

A58 *A54J53OY* 04/10/2008 COMPANIES HOUSE 37

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England or Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX ED235 Edinburgh 1
For companies registered in Scotland or LP-4 Edinburgh 2

Register of members
If the register of members is not kept at the registered office, state here where it is kept

CAPITA REGISTRARS
THE REGISTRY, 34 BECKENHAM ROAD

Post town: BECKENHAM

County/Region: KENT

UK Postcode: B R 3 4 T U

Register of Debenture holders
If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept

NOT APPLICABLE

Post town:

County/Region:

UK Postcode:

Company type

Public limited company	✓	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a

* Voluntary details (Please photocopy this area to provide details of joint secretaries).

Name *Style/Title: MS

Forename(s): JENNIFER MARGARET

Surname: OWEN

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: 138 CLARENCE ROAD

Post town: ST ALBANS

County/Region: HERTFORDSHIRE

UK Postcode: A L 1 4 N W

Country: ENGLAND

If a partnership, give the names and addresses of the partners or the name of the partnership and office address

Directors
Please list the directors in alphabetical order
* Voluntary details
In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Details of new directors must be notified on form 288a

Name *Style/Title	MR PAUL VICTOR BOUGHTON
Date of birth (Day / Month / Year)	29 / 09 / 1955
Forename(s)	PAUL VICTOR
Surname	BOUGHTON
Address ††	11 ESHER PLACE AVENUE.
Post town	ESHER
County/Region	SURREY
UK Postcode	KT10 8PU
Country	ENGLAND
Nationality	BRITISH
Business occupation	COMPANY DIRECTOR

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

Directors
Please list the directors in alphabetical order
* Voluntary details
In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Details of new directors must be notified on form 288a

Name *Style/Title	MR.
Date of birth (Day / Month / Year)	21 / 10 / 1952
Forename(s)	JAMES LAWRENCE
Surname	DICK.
Address ††	BROOMHILL 16A HUMBER ROAD
Post town	NORTH FERRIBY
County/Region	NORTH HUMBERSIDE
UK Postcode	HU14 3DW
Country	ENGLAND
Nationality	BRITISH
Business occupation	DIRECTOR

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name *Style/Title	MR.
Date of birth (Day Month Year)	0 4 / 0 8 / 1 9 4 0
Forename(s)	GEORGE MACDONALD
Surname	KENNEDY
Address ††	CONSORT MEDICAL PLC
[✓]	BREAKSPEAR PARK. BREAKSPEAR WAY
Post town	HEMEL HEMPSTEAD
County/Region	HERTFORDSHIRE
UK Postcode	H P 2 4 U L
Country	ENGLAND
Nationality	BRITISH
Business occupation	DIRECTOR

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name *Style/Title	MR
Date of birth (Day Month Year)	2 2 / 1 2 / 1 9 4 0
Forename(s)	JOHN HARRIS
Surname	ROBINSON
Address ††	20 MILL LANE
[ ]	ELLOUGHTON
Post town	BROUGH
County/Region	EAST YORKSHIRE
UK Postcode	H U 1 5 1 J L
Country	ENGLAND
Nationality	BRITISH
Business occupation	DIRECTOR

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** MR

Day Month Year

Date of birth 1 2 / 1 1 / 1 9 6 8

Forename(s) JONATHAN MARTIN

Surname GLENN

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† 42 HAZEL ROAD
PARK STREET

Post town ST ALBANS

County/Region HERTFORDSHIRE

UK Postcode A L 2 2 A J

Country ENGLAND

Nationality BRITISH

Business occupation CHIEF EXECUTIVE OFFICER

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title**

Day Month Year

Date of birth / /

Forename(s)

Surname

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††

Post town

County/Region

UK Postcode

Country

Nationality

Business occupation

Schedule B
for traded public companies
(continuation sheet)
List of past and present shareholders

Company number ____________________

Shareholder's name and address	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name ____________________ Address ____________________ ____________________ ____________________ UK Postcode L L L L L L L L			
Name ____________________ Address ____________________ ____________________ ____________________ UK Postcode L L L L L L L L			
Name ____________________ Address ____________________ ____________________ ____________________ UK Postcode L L L L L L L L			
Name ____________________ Address ____________________ ____________________ ____________________ UK Postcode L L L L L L L L			
Name ____________________ Address ____________________ ____________________ ____________________ UK Postcode L L L L L L L L			

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name *Style/Title: DR

Date of birth (Day / Month / Year): 3 1 / 1 2 / 1 9 4 3

Forename(s): PETER JOHN

Surname: FELLNER

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☑

Address ††: VERNALIS PLC OAKDENE COURT
613 READING ROAD

Post town: WINNERSH

County/Region: BERKSHIRE

UK Postcode: R G 4 1 5 U A

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name *Style/Title: MR

Date of birth (Day / Month / Year): 0 4 / 0 3 / 1 9 5 0

Forename(s): JOHN CHRISTOPHER

Surname: BANKS

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address ††: COPYHOLD
LOCK LANE, PARTRIDGE GREEN

Post town: PARTRIDGE GREEN

County/Region: WEST SUSSEX

UK Postcode: R H 1 3 8 E F

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR

This must only be completed by companies that have traded on a regulated market and must show the details of shareholders who held at least 5% of the issued shares of any class of the company at any time during the period

Schedule B
for traded public companies
List of past and present shareholders

Company number: 406711

Company name in full: CONSORT MEDICAL PLC

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- **You must provide a list of all company shareholders who held at least 5% of the issued shares of any class of the company on:**
  - The company's first annual return following incorporation
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholder's name and address	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Issue share capital
Enter details of all the shares in issue at the date of this return

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 10P	28,941,739	£ 2,894,173.89
Totals		

Traded public companies
A traded public company means a company any of whose shares are shares admitted to trading on a regulated market

Please tick this box if your company was a traded public company at any time during the period of this return ☐

List of past and present shareholders
(use attached schedule where appropriate)

Private or non-traded public companies are required to provide a "full list" if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

	On paper	In another format
A full list of shareholders for a private or non-traded public company is enclosed. **Please complete Schedule A.**	☐	☐
A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. **Please complete Schedule B.**	☐	☐
A list containing shareholder changes is enclosed	☐	☐

→ For private or non-traded public companies, **please complete Schedule A**

→ For traded public companies, **please complete Schedule B**

There were no shareholder changes in this period ☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed [signature] *(~~director~~ / secretary) Date 1.10.08

* Please delete as appropriate

When you have signed the return, send it with the fee to the Registrar of Companies. Make cheques payable to Companies House.

This return includes ☐ continuation sheets (enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M OWEN
CONSORT MEDICAL PLC, BREAKSPEAR PARK
BREAKSPEAR WAY, HEMEL HEMPSTEAD HERTS
HP2 4UL

DX number ______ DX exchange ______

CHFP000

Form 363a Continuation Sheet

Company Number 406711

Company Name in full CONSORT MEDICAL PLC

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name * Style / Title

Forename(s)

Surname

If a partnership give the names and addresses of the part- ; or the name of ... partnership and office address.

Address

Post town

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

County / Region

UK Postcode

Country

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title MR.

Directors In the (of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year) 22 / 12 / 1940

Forename(s) JOHN HARRIS

Surname ROBINSON

Address 20 MILL LANE

ELLOUGHTON

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town BROUGH.

County / Region EAST YORKSHIRE UK Postcode HU15 1JL

Country UK **Nationality** BRITISH.

Business occupation DIRECTOR

Companies House
— for the record —

Please complete in typescript, or in bold black capitals

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 406711

Company Name in full: CONSORT MEDICAL PLC

Date of appointment: Day 01 Month 10 Year 2008

†Date of Birth: Day 08 Month 09 Year 1966

Appointment form

Notes on completion appear on reverse

Appointment as director: ✓ as secretary: ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes

NAME *Style / Title: MR *Honours etc:

Forename(s): TOBY RICHARD

Surname: WOOLRYCH

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: WYTHERTON, NEWNHAM ROAD

Post town: CAMBRIDGE Postcode: CB3 9EY.

County / Region: CAMBRIDGESHIRE Country: UK

†Nationality: BRITISH †Business occupation: FINANCE DIRECTOR.

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] Date: 1 - OCT - 08

* Voluntary details
† Directors only
**Delete as appropriate

A director, secretary etc must sign the form below

Signed: [signature] Date: 1 OCTOBER 2008

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR. T. M. OWEN, CONSORT MEDICAL PLC
BREAKSPEAR PARK, BREAKSPEAR WAY, HEMEL HEMPSTEAD, HERTS HP2 4UL

Tel 01442 867924

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Company Number 406711

† Directors only

†Other directorships

NOTES

Show the full forenames, NOT INITIALS If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line

Give previous forenames or surname(s) except
- for a married woman, the name by which she was known before marriage need not be given
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company

Companies House
Crown Way
CARDIFF
CF14 3UZ

Wednesday, 15 October 2008

Dear Sirs

I enclose a copy of the special resolutions passed at the recent AGM of the Company and enclose the following:

1. Copies of the relevant resolutions including Resolution II to amend the Articles of Association of the Company and;
2. A copy of the amended Articles of Association

Would you kindly acknowledge receipt of this letter by stamping and returning the attached copy. I enclose a stamped addressed envelope for this purpose.

Yours faithfully

Jenny Owen
Corporate Secretary & General Counsel

Enc.



ANNUAL GENERAL MEETING

24 September 2008 at 2.00pm

Consort Medical Plc, Hemel Hempstead

bespak King Systems Consort Medical

RESOLUTION 1: ACCOUNTS

"Of the total proxy votes cast:

18,250,836	- in favour
0	- were against
3,869	- discretion to the Chairman
0	- withheld."



RESOLUTION 2: REMUNERATION REPORT

"Of the total proxy votes cast:

18,239,719	- in favour
10,416	- were against
3,717	- discretion to the Chairman
853	- withheld."



RESOLUTION 3: DIVIDEND

"Of the total proxy votes cast:

18,250,836	- in favour
0	- were against
3,869	- discretion to the Chairman
0	- withheld."

RESOLUTION 4: RE-ELECTION OF CHRIS BANKS

"Of the total proxy votes cast:

18,093,298	- in favour
157,438	- were against
3,869	- discretion to the Chairman
100	- withheld."



RESOLUTION 5: RE-ELECTION OF JONATHAN GLENN

"Of the total proxy votes cast:

18,094,658	- in favour
156,078	- were against
3,869	- discretion to the Chairman
100	- withheld."

bespak King Systems Consort Medical



RESOLUTION 6: RE-ELECTION OF PAUL BOUGHTON

"Of the total proxy votes cast:

18,097,744	- in favour
151,534	- were against
5,327	- discretion to the Chairman
100	- withheld."



RESOLUTION 7: AUDITORS

"Of the total proxy votes cast:

18,248,764	- in favour
1,833	- were against
4,076	- discretion to the Chairman
32	- withheld."



RESOLUTION 8: S80 AUTHORITY

"Of the total proxy votes cast:

18,241,068	- in favour
9,768	- were against
3,869	- discretion to the Chairman
0	- withheld."

RESOLUTION 9: S89 AUTHORITY

"Of the total proxy votes cast:

18,237,365	- in favour
10,801	- were against
4,189	- discretion to the Chairman
2,350	- withheld."



RESOLUTION 10: MARKET PURCHASE AUTHORITY

"Of the total proxy votes cast:

18,247,095	- in favour
1,821	- were against
4,189	- discretion to the Chairman
1,600	- withheld."

RESOLUTION 11: ARTICLE OF ASSOCIATION

"Of the total proxy votes cast:

18,245,612	- in favour
0	- were against
8,914	- discretion to the Chairman
179	- withheld."



RESOLUTION 12: US EMPLOYEE SHARE PURCHASE PLAN

"Of the total proxy votes cast:

18,222,532	- in favour
27,965	- were against
4,076	- discretion to the Chairman
132	- withheld."

108A.

(1) If a situation in which a director or a person who is proposed to be appointed as a director has or may have a direct or indirect interest which conflicts or may conflict with the interests of the Company ("a conflict of interest") the directors may, subject to the provisions of this Article 108A, at any time authorise:

(a) the conflict of interest; and

(b) in the case of a proposed appointment of a person as a director, that proposed appointment;

(2) Any director subject to a conflict of interest or any other director with a similar interest shall not vote and shall not be counted in the quorum in respect of the authorisation given under this Article 108A and if he or any other interested director does vote, those votes shall not be counted;

(3) The directors may in their absolute discretion impose such terms or conditions on the grant of the authorisation as they think fit, and these may be imposed or varied subsequently and may include (without limitation):

(a) whether the relevant director may vote (or be counted in the quorum at a meeting) in relation to any resolution relating to the relevant conflict of interest;

(b) the exclusion of the relevant director from all information and discussion by the Company of the relevant conflict of information; and

(c) the imposition of a specific duty of confidentiality for any confidential information of the Company relating to the relevant conflict of interest;

(4) Any authorisation of a conflict of interest given pursuant to this Article 108(A) may provide that where the relevant director obtains (other than through his position as a director of the Company) information that is confidential to a third party, he will not be obliged to disclose it to the Company or to use it in relation to the Company's affairs in circumstances where to do so would amount to a breach of that confidence;

(5) A director will not be in breach of his duty under sections 172, 174 and 175 of the Companies Act 2006 or the authorisation given by this Article 108A if he:

(a) absents himself from meetings of the directors or from discussion of any matter at a meeting relating to a relevant conflict of interest; and/or

(b) makes arrangements for papers to be received and read by a professional adviser on his behalf which may relate to the relevant conflict of interest; and/or

(c) behaves in any other way authorised by any guidance which may be issued by the directors in respect of the relevant conflict of interest from time to time; and

(6) For the purposes of this Article 108A, 'conflict of interest' includes a conflict of interest and a conflict of duty and a conflict of duties."; and

11.2

The existing Article 116, being amended by the adoption and inclusion of the following additional Article 116(h):

"h) the granting of any indemnity or provision of funding pursuant to Article 158 unless the terms of such arrangement confer upon such director a benefit not generally available to any other director.

12. That: the Consort Medical plc US Employee Share Purchase Plan (ESPP), to be constituted by the rules produced in draft to this meeting and for the purpose of identification initialled by the Chairman thereof, the principal terms of which are summarised in Appendix 1 to this notice of meeting, is hereby approved and adopted and the directors are hereby authorised to do all acts and thing necessary to carry the ESPP into effect.

DATED 26 September 2007

CONSORT MEDICAL PLC

ARTICLES OF ASSOCIATION

INDEX

ARTICLES OF ASSOCIATION

of

CONSORT MEDICAL PUBLIC LIMITED COMPANY

(*adopted by special resolution passed on 20 September 2002 and amended by special resolution on 26 September 2007*)

PRELIMINARY

1\.

(1) In these articles the following words bear the following meanings-

"the Act" means, subject to paragraph (4) of this article, the Companies Act 1985;

"address", in relation to in electronic form, includes any number or address used for the purposes of such communications;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in the Electronic Communications Act 2000;

"Companies Act 2006" the Companies Act 2006 (as amended from time to time);

"electronic address" any address or number used for the purposes of sending or receiving documents or information by electronic means;

"electronic communication" means the same as in the Electronic Communications Act 2000;

"electronic copy", **"electronic form"** and **"electronic means"** have the meaning given in section 1168 of the Companies Act 2006;

"executed" means any mode of execution;

"hard copy" and **"hard copy form"** have the meaning given in section 1168 of the Companies Act 2006.

"holder" means, in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"Office" means the registered office of the Company;

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act;

"Register" means the register of members of the Company;

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the Secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant, of deputy secretary;

"Statutes" means the Companies Acts as defined in section 2 of the Companies Act 2006 and every other statute, order, regulation, instrument or other subordinate legislation for the time being in force relating to companies and affecting the Company;

"the Stock Exchange" means London Stock Exchange PLC;

"the Uncertificated Securities Regulations" means, subject to paragraph (4) of this article, the Uncertified Securities Regulations 2001;

"United Kingdom" means the United Kingdom of Great Britain and Northern Ireland;

"in writing" means hard copy form or to the extent agreed (or deemed to be agreed by a provision of the Statutes) and as permitted by any applicable rules or regulations, electronic form or website communication.

(2) In these articles, references to a share being in uncertified form are references to that share being an uncertified unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires-

(a) words in the singular include the plural, and vice versa;

(b) words imparting any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles-

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in legible and non-transitory form, but shall not for the avoidance of doubt include in electronic form;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

(8) In these articles, the expression "working days" in relation to a period of notice means any day other than Saturday, Sunday, Christmas Day, Good Friday or any day that is a bank holiday under the Banking and Financial Dealing Act 1971 in the part of the UK where the company is registered;

(9) In these articles, the provisions of the Statutes relating to sending documents apply where any provision in these articles uses the words 'sent', 'supplied', 'delivered', 'provided', 'given', 'produced', 'circulated' or any derivation of those words; and

(10) In these articles, the word "address" where it appears in these articles includes postal address and electronic address and "registered address" and "address for service" and shall be construed accordingly.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company is £4,000,000 divided into 40,000,000 ordinary shares of 10 p each.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Act, any share may be issued which is or is to be liable to redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit provided that no share shall be issued at a discount.

7. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as requires by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

9. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

10. Notwithstanding anything else contained in these articles, where any class of shares is, *for the time being, a participating security*, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

11. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up-

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing or, if the directors so permit, using electronic form of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

12. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase or redemption by the Company of any of its own shares.

SHARE CERTIFICATES

13.

(1) Subject to paragraph (2) of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal or such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. *The Company shall not be bound to issue more than* one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate if defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

15. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

16. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

17. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

18. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amount unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid in instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

20. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

21. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

22. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

23. Subject to the terms of the allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares

24. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called upon the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

25. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not lees than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made in respect of which it was given may, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

26. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the

appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part of enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

28. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past members.

29. A statutory declaration by a director or secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

30. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

31. Where any class of shares is, for the time being, a participated security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned.

32.

(1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer-

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated fom in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees.

33. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of refusal.

34. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

35. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

36. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

37. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

38. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only person recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

39. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. The directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the shares. If the notice is not complied with within 60 days, the directors may thereafter withhold any payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

40. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

41.

(1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 notice of the Act and has

failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine-

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll; and

(b) where the default shares represent at least 0.25 per cent of their class-

i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

iii) for the purposes of sub-paragraph ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue: provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 793 notice of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 notice of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article-

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 notice of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 793 notice of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member-

i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

42.

(1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) The Company has, after the expiration of that period by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) The Company has not during the period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (1)(a), (1)(c) and (1)(d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (1)(a) and the words ", after the expiration of that period," were omitted from sub-paragraph (1)(c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

43. The Company may by ordinary resolution-

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

44. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may:-

(a) on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members; and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by an irregularity in or invalidity of the proceedings in reference to the sale; and

(b) provided that the necessary unissued shares are available, the directors may issue to such holder credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding to an exact multiple of the number of shares to be consolidated into a single share (such issue being deemed to have effected prior to consolidation); and the amount required to pay up such shares shall be appropriated at the directors' discretion from any of the sums standing to the credit of any of the Company's reserve amounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up the share. In relation to such a capitalisation the directors may exercise all the powers conferred on them by Article 131 without an ordinary resolution of the Company.

45. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

46. Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares.

GENERAL MEETINGS

47. All general meetings other than annual general meetings shall be called extraordinary general meetings.

48. The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director either within the United Kingdom or elsewhere, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

49. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall

specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

50. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

51. For the purposes of Articles 49 to 54, a notice of meeting must be given in accordance with the Companies Act 2006, that is in hard copy form, electronic form or by means of a website.

52. Electronic Communication

(1) If notice of meeting is sent in electronic form the Company must have complied with all applicable regulatory requirements and the person entitled to receive such notice must have agreed that the notice can be sent to him in that way and not revoked that agreement or, in the case of a company, be deemed to have agreed to receive notice in that way by a provision in the Statues; and

(2) the notice must be sent to the address specified by the person entitled to receive such notice or, in the case of notice sent to a company, an address which is deemed to have been specified by any provision of the Statutes.

53. Notice of meeting on a website

Provided that the Company has complied with all applicable regulatory requirements the Company may send or supply a notice of meeting by making it available on a website and where the Company intends to make that notice of meeting available on a website, the Company must:

(1) comply with the provisions of Article 52;

(2) notify persons entitled to receive such notice that the notice of meeting has been published on the website, such notification to state that it concerns a notice of meeting, to specify the place, date and time of the meeting and whether the meeting will be an Annual General Meeting; and

(3) the notice must be available on the website throughout the period beginning with the date of notification and ending with the conclusion of the meeting.

54. A notice which is treated as given to a person by virtue of Article 53(3) is treated as given at the same time as the notification referred to in Article 53(2).

PROCEEDINGS AT GENERAL MEETINGS

55. No business shall be transacted at any meeting unless a quorum is present. Three persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or duly authorised representative of a corporation which is a member, shall be a quorum.

56. If within fifteen minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to later on the same day or to such other day and at such time and place as the Chairman (or, in default the directors)

may determine. If at such adjourned meeting a quorum is not present within fifteen minutes fro the time appointed for holding the meeting, one person entitled to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

57. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

58. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

59. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

60. Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjournment.

61. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

62.

(1) The directors may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the directors shall in their absolute discretion consider to be appropriate and may from time to time vary any such arrangement or make new arrangements in place therefor. The entitlement of any member or proxy to attend a general meeting at such time shall be subject to any such arrangements as may be for the time being approved by the directors. In the case of any meeting to which such arrangements apply the directors may when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside (the **"Principal Place"**); and

(b) make arrangements for simultaneous attendance and participation at other places by members otherwise entitled to attend the general meeting by excluded therefrom under the provisions of this Article or who wish to attend at any of such other places, provided that persons attending at the Principal Place and at any of such other places shall be able to see, and hear and be seen and heard by, persons attending at the Principal Place and at such other places, by any means.

Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place.

(2) The directors may direct that any person wishing to attend any meeting should submit to such searches or other security arrangements or restrictions as the directors shall consider appropriate in the circumstances and shall be entitled in their absolute discretion to refuse entry to any meeting to any person who fails to submit to such searches or to otherwise comply with such security arrangements or restrictions.

63. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded-

(a) by the chairman; or

(b) by not less than five members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares conferring a right to vote on the resolution of the total sum paid up on all the shares conferring that right.

64. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number of or proportion of the votes recorded in favour of or against the resolution.

65. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

66. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the pole. The result of the poll shall be deemed to be resolution of the meeting at which the poll was demanded.

67. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

68. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll is demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

69. No notice need be given of a poll not taken forthwith if the time and place at which it is taken are announced at the meeting in respect of which it is demanded. In any

other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

70. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

71. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

72. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as it specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall be exercisable.

73. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

74. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be member. A member may appoint more than one proxy to attend on the same occasion. Submission of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

75. Subject to Article 76 below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointer which in the case of a corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer.

76. If the directors in their discretion decide, and provided that Company complies with all applicable regulatory requirements a proxy appointment may be sent in electronic form

77. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an appointment of proxy in writing be deposited at the Office or such other place in the United Kingdom as it specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation

to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote: or

(b) in the case of an appointment contained in an electronic form, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time of holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and no less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director,

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

78. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company:

i) in the case of an appointment previously contained in an electronic form, at the address where an appointment contained in an electronic form may be duly received; or

ii) in the case of any other appointment, at the Office or at such other place at which an appointment of proxy may be duly deposited,

in either case before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for the taking the poll.

79. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

80. The directors may at the expense of the Company send appointments of proxy to the members by post or by electronic form or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

81. Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

82. Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

83. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be more than 15 and shall not be less than two.

84. A director shall not require a share qualification.

85.

(1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £300,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to executive remuneration and to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

86. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

87. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the

directors of which his appointer is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointer as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

88. An alternate director shall cease to be an alternate director if his appointer ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

89. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

90. Save as otherwise provided in these articles, an alternate director shall be deemed for purposes to be director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

91. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

92.

(1) Subject as provided in this Article 92, the directors may exercise all the powers of the Company to borrow money and to mortgage or change all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the provisions of the Act, to create and issue debenture and other loan stock and debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(2) The directors shall restrict the borrowings of the Company and exercise all the voting and other rights and powers of control exercisable by the Company in respect of its subsidiary undertakings so as to procure (as regards its subsidiary undertakings in so far as it can procure by such exercise) that the aggregate principal amount at any one time outstanding in respect of moneys borrowed by the Group (exclusive of moneys borrowed by one Group company from another and after deducting cash deposited) shall not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to twice the Adjusted Capital and Reserves.

(3) For the purposes only of this Article 92:

(a) **"Adjusted Capital and Reserves"** means a sum equal to the aggregate from time to time of:

i) the amount paid up (or credited as paid up) on the allotted or issued share capital of the Company; and

ii) the amount standing to the credit of the reserves, whether or not distributable (including, without limitation, any share premium account or capital redemption reserve), after adding thereto or deducting therefrom any balance standing to the credit of the profit and loss account;

all as shown in the relevant balance sheet, but after:

iii) making such adjustments as may be appropriate to reflect:

(A) any variation in the amount of the paid up share capital and the amount standing to the credit of any of such reserves since the date of the relevant balance sheet and so that the purpose of making such adjustments, if any proposed allotment of shares by the Company for cash has been underwritten, the such shares shall be deemed to have been allotted and the amount (including the premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up to the extent so underwritten on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, the date, on which it became unconditional);

(B) any variation since the date of the relevant balance sheet of the companies comprising the Group;

iv) excluding (so far as not already excluded):

(A) the amounts attributable to the proportion of the issued equity share capital of any subsidiary undertaking which is not attributable, directly or indirectly, to the Company;

(B) any sum set aside for taxation (other than deferred taxation);

v) deducting:

(A) sums equivalent to the book values of goodwill and other intangible assets shown in the relevant balance sheet; and

(B) the amount of any distribution declared, recommended or made by any Group company to a person other than a Group company out of profits accrued up to and including the date of (and not provided for in) the relevant balance sheet;

(b) **"cash deposited"** means an amount equal to the aggregate of the amounts beneficially owned by the Group companies which are deposited for the time being with any bank or person (not being a Group company) and which are repayable to any Group company on demand or within three months of such demand, subject, in the case of amounts deposited by a partly-owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of its issued equity share capital which is not attributable, directly or indirectly, to the Company:

(c) **"Group"** means the Company and its subsidiary undertakings from time to time;

(d) **"Group company"** means any company in the Group;

(e) **"moneys borrowed"** include not only moneys borrowed but also the following except in so far as otherwise taken into account:

i) the nominal amount of any issued share capital and the principal amount of any debenture or borrowings of any person, the beneficial interest in which or right to repayment of which is not for the time being owned by a Group company but the payment or repayment of which is the subject of a guarantee or indemnity by a Group company or is secured on the assets of a Group company;

ii) the principal amount raised by any Group company by acceptances or under any acceptance credit opened on its behalf by any bank or acceptance house (not being a Group Company) other than acceptances and acceptance credits relating to the purchase of goods or services in the ordinary course of trading and outstanding for six months or less;

iii) the principal amount of any debenture (whether secured or unsecured) of any Group company owned otherwise than by a Group company;

iv) the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a Group company;

v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing (but any premium payable on final repayment of an amount not to be taken into account as moneys borrowed shall not be taken into account); and

vi) any fixed amount in respect of a hire-purchase agreement or of a finance lease payable in either case by a Group company which would be shown at the material time as an obligation in a balance sheet prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet (and for the purpose of this sub-paragraph (vi) "finance lease" means a contract between a lessor and a Group company a lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by that company and "hire-purchase agreement" means a contract of hire-purchase between a hire-purchase lender and a Group company as hirer);

but do not include:

vii) moneys borrowed by the Group company for the purpose of repaying, within six months of being first borrowed, the whole or any part of any moneys borrowed and then outstanding (including any premium payable on final repayment) of that or any other Group company pending their application for such purpose within that period;

viii) moneys borrowed by any Group company for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

ix) an amount equal to the moneys borrowed of any company outstanding immediately after it becomes a Group company, provided that it became a Group company during the six months preceding the calculation;

x) an amount equal to the amount secured on an asset immediately after it was acquired by a Group Company, provided that it was acquired during the six months preceding the calculation;

xi) notwithstanding sub-paragraphs (i) to (vi) above, the proportion of moneys borrowed by a Group company (and not owing to another Group company) which is equal to the proportion of its issued equity share capital not attributable, directly or indirectly, to the Company;

and in sub-paragraph (vii) to (xi) above references to amounts of moneys borrowed include reference to amounts which, but for the exclusion under those sub-paragraphs, would fall to be included;

(f) **"relevant balance sheet"** means the latest published audited consolidated balance sheet of the Group but, where the Company has no subsidiary undertakings, it means the balance sheet and profit and loss account of the Company and, where the Company has subsidiary undertakings but there are no consolidated accounts of the Group, it means the respective balance sheets and profit and loss accounts of the companies comprising the Group;

(g) **"subsidiary undertaking"** means a subsidiary undertaking (within the meaning of the Act) of the Company (except a subsidiary undertaking which is excluded from consolidation by virtue of the provisions of section 229 of the Act); and "Group" and "Group company" and references to any company which becomes a Group company or to companies comprising the Group shall, in such a case, be construed so as to include subsidiary undertakings except a subsidiary undertaking which is excluded from consolidation as aforesaid and "equity share capital" shall be construed in relation to a subsidiary undertaking without a share capital in the same manner as "shares" are defined in relation to an undertaking without a share capital under section 259(2)(b) and (c) of the Act.

(4) When the aggregate amount of moneys borrowed required to be taken into account for the purposes of this Article 92 on any particular day is being ascertained, any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either:

(a) at the rate of exchange used for the conversion of that currency in the relevant balance sheet; or

(b) if no rate was so used, at the middle market rate of exchange prevailing at the close of business in London on the date of that balance sheet; or

(c) where the repayment of such moneys is expressly covered by a forward purchase contract, currency option, back-to-back loan, swap or other arrangements taken out and entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in that document;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls be made, the latter rate shall apply instead.

(5) A report or certificate of the auditors for the time being of the Company as to the amount of the Adjusted Capital and Reserves or the amount of moneys borrowed falling to be taken into account for the purposes of this Article 92 or to effect that the limit imposed by this Article 92 has not been or will not be exceeded at any particular time or times or as a result of any particular transaction or transactions shall be conclusive evidence of the amount or of that fact.

DIRECTORS' APPOINTMENTS AND INTERESTS

107. The directors may appoint one or more of their number to the office of managing director or to any other executive office (including that of Chief Executive or Managing director) under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the director thinks fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

108.

(1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company of any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purpose of this article -

(a) a general notice given to the directors that a director is to be regarding as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

108A.

(1) If a situation in which a director or a person who is proposed to be appointed as a director has or may have a direct or indirect interest which conflicts or may conflict with the interests of the Company ("a conflict of interest") the directors may, subject to the provisions of this Article 108A, at any time authorise:

(a) the conflict of interest; and

(b) in the case of a proposed appointment of a person as a director, that proposed appointment;

(2) Any director subject to a conflict of interest or any other director with a similar interest shall not vote and shall not be counted in the quorum in respect of the

authorisation given under this Article 108A and if he or any other interested director does vote, those votes shall not be counted;

(3) The directors may in their absolute discretion impose such terms or conditions on the grant of the authorisation as they think fit, and these may be imposed or varied subsequently and may include (without limitation):

(a) whether the relevant director may vote (or be counted in the quorum at a meeting) in relation to any resolution relating to the relevant conflict of interest;

(b) the exclusion of the relevant director from all information and discussion by the Company of the relevant conflict of information; and

(c) the imposition of a specific duty of confidentiality for any confidential information of the Company relating to the relevant conflict of interest;

(4) Any authorisation of a conflict of interest given pursuant to this Article 108(A) may provide that where the relevant director obtains (other than through his position as a director of the Company) information that is confidential to a third party, he will not be obliged to disclose it to the Company or to use it in relation to the Company's affairs in circumstances where to do so would amount to a breach of that confidence;

(5) A director will not be in breach of his duty under sections 172, 174 and 175 of the Companies Act 2006 or the authorisation given by this Article 108A if he:

(a) absents himself from meetings of the directors or from discussion of any matter at a meeting relating to a relevant conflict of interest; and/or

(b) makes arrangements for papers to be received and read by a professional adviser on his behalf which may relate to the relevant conflict of interest; and/or

(c) behaves in any other way authorised by any guidance which may be issued by the directors in respect of the relevant conflict of interest from time to time; and

(6) For the purposes of this Article 108A, 'conflict of interest' includes a conflict of interest and a conflict of duty and a conflict of duties."; and

DIRECTORS' GRATUITIES AND PENSIONS

109. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body

corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

110.

(1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointer to a separate vote on behalf of his appointer in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointers in the appointer's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously, whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

111. No business shall be transacted at the meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointer is not present, be counted in the quorum.

112. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

113. The directors may elect from their number, and remove, a chairman or joint chairman and a deputy-chairman of the board of directors. A chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting. In the invent of two or more joint chairman, or in the absence of a chairman, two or more deputy chairman being present, the joint chairman or deputy chairman to act as chairman of the meeting shall be decided by those directors present.

114. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

115. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointer and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

116.

(1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors or of any committee on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution related in any way to a retirement benefits scheme which has been approved, or in conditional upon approval, by the Board of Inland Revenue for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including, but without being limited to an employees' share scheme, which does not accord to any director as such any privilege or advantage not generally awarded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability;

(h) the granting of any indemnity or provision of funding pursuant to Article 158 unless the terms of such arrangement confer upon such director a benefit not generally available to any other director.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for the purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director, in relation to an alternate director, an interest of his appointer shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposal may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

117. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

118. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

119. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

120. The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

121. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

122. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

123. Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad.

DIVIDENDS

124. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective right of the members, but no dividend shall exceed the amount recommended by the directors.

125. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or no-preferred rights.

126. Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

127. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may

issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

128.

(1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those person who is first named in the register of members or to such person and to such address as the person or person entitled may by notice direct. Every cheque or warrant shall be made payable to the order of or the person or persons entitled or to such other person as the person or persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to share as aforesaid may give receipts for any dividend or other payable in respect of the share.

(2) the Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if-

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

129. The directors may, at their discretion, make provisions to enable any member as the directors shall from time to time determine to receive duly declared dividends in a currency other than sterling. For the purposes of calculations of the amount receivable in respect of dividend, the rate of exchange to be used to determine the foreign currency equivalent of any sum payable as dividend shall be such rate and the payment thereof shall be on such terms and conditions as the directors may in their absolute discretion determine.

130. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

131. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

132. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply;

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) no fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) the directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) the directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) the dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respect with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with

the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

RESERVES

133. The directors may, before recommending any dividend (whether preferential or otherwise), set aside out of the profits of the Company such sums as they think fit as a reserve or reserves which shall, at the discretion of the directors, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or to be invested in such investment (other than shares of the Company) as the directors may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to distribute.

CAPITALISATION OF PROFITS

134.

(1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any such standing to the credit of any reserve or fund of the Company (including any share premium account of capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in distribution of that sum if the shares were fully paid and the sum were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, provided that:-

i) the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid; and

ii) in a case where the sum is applied in paying amounts for the time being unpaid on any shares of the Company or in paying up in full debentures of the Company, the amount of the net assets of the Company at that time is not less than the aggregate of the called up share capital of the Company and its undistributable reserves are shown in the latest audited accounts of the Company or such other accounts as may be relevant and would not be reduced below that aggregate by the payment thereof;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either (i) the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members or (ii) the payment up by the Company on behalf of such holders by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares; or

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustment to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (1)(f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

AUTHENTICATION OF DOCUMENTS

135. Any director or the Secretary or any person appointed by the directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the directors any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the officer of the Company having the custody thereof shall be deemed to be a person appointed by the directors as aforesaid.

136. A document purporting to be a copy of a resolution of the directors or an extract from the minutes of a meeting of the directors which is certified as such in accordance with Article 135 shall be conclusive evidence in favour of all persons dealing with the Company on the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the directors.

SERVICE OF NOTICES AND DOCUMENTS

137. Subject to the provisions of the Statutes, and provided that the Company has complied with all applicable regulatory requirements any notice or document may be served on, or delivered to, any member by the Company:

(1) personally; or

(2) by post addressed to the member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices or documents: or

(3) in electronic form; or

(4) by making them available on a website.

138. If a notice or other document is sent by post, it shall be deemed to be served or delivered 24 hours after posting as first class post or 48 hours after posting as second-class post. In proving service or delivery it shall be sufficient to prove that the cover containing the notice or document was properly addressed, stamped and posted.

139. Any notice or document send in electronic form shall be deemed to be served or delivered on the day of transmission. Proof that a notice or other document send in electronic form was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given.

140. Any notice or document served or delivered by making it available on a website, shall be deemed to be served or delivered when it is first made available on the website or, if later, when the member received or was deemed to have received notice of the fact that the document or notice was available on the website.

141.

(1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 793 of the Act.

142. Where, by reason of the suspension of curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under Article 139 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

143. Any notice to be given by the Company to the member or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom.

144. In the case of joint holders of a share all documents shall be sent to the joint holder (if any) described in the Register as having an address for service in the United Kingdom and who is named first in the Register. Notice so sent shall be treated as sufficient notice to all the joint holders. Where the Statutes or these require the agreement of a member to electronic means of communication or website communication, the holder who is named first in the Register may give agreement on behalf of both joint holders.

DOCUMENTS SENT BY THE COMPANY

145. Subject to any requirement of the Statutes and provided that the Company has complied with all applicable regulatory requirements, the Company may send any document or notices to its members in electronic form and such documents or notices will be validly sent provided that:

(1) the member has agreed (generally or specifically) (or in the case of a company is deemed to have agreed by a provision in the Statutes) that documents or notices can be sent in electronic form;

(2) the documents are documents to which the agreement applies; and

(3) copies of the documents are sent in electronic form to the address notified by the member to the Company for that purpose.

DOCUMENTS COMMUNICATED BY A WEBSITE

146. Subject to any requirement of the Statutes and provided that the Company has complied with all applicable regulatory requirements, the Company may send documents or notices in its members by means of a website and any such documents or notices will be validly sent provided that:

(1) the member has expressly agreed (generally or specifically) that documents or notices may be sent by means of a website to him or he has been asked (individually) to agree that documents and notices can be sent by means of a website and the Company has received no response to that request within 28 days from the date on which the request was sent; and

(2) the documents are documents to which the agreement applies; and

(3) the member is notified of the presence of the documents on the website, the address of the website, the place on the website where the documents may be accessed and how they may be accessed.

147. Documents must be available on the website for a period of not less than 28 days from the date of notification unless the Statutes make provision for any other time period.

148. If the documents are published on the website for a part only of the period of time referred to in Article 147, they will be treated as being published throughout the period if the failure to publish throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

RIGHT TO HARD COPIES

149. Where the Company sends documents to members otherwise than in hard copy form, any member can require the Company to send him a hard copy version and

the Company must do so free of charge and within 21 days of the date of the member's request.

DOCUMENTS SENT TO THE COMPANY

150. Where the Statutes permit documents to be sent to the Company, only such documents as are specified by the Company may be sent to the Company in electronic form to the address specified by the Company for that purpose.

151. If the document in electronic form is sent by hand or by post, it must be sent to the Company's Registered Office.

152. A document sent to the Company in electronic form is sufficiently authenticated if the identity of the sender is confirmed in the way the Company has specified.

153. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an in electronic form shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with Article 139. Proof that a notice contained in an in electronic form was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.

154. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankruptcy or by any like description, at the address, if any, within the United Kingdom, supplied for that purpose by the person claiming to be so entitled Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy has not occurred.

155. Without prejudice to the provisions of Article 128, if any member's registered address or (if he has no registered address within the United Kingdom) the address, if any, supplied by him to the Company as his address for service in the United Kingdom ("address for service") appears to the directors to be incorrect or out of date:

(1) The directors may resolve to treat the member as if he had no registered address or address for service if notices or other documents sent to the member's registered address or address for service (as the case may be) have been returned undelivered on at least two consecutive occasions or if following one such occasion reasonable enquiries have failed to establish the member's new address for service; and

(2) subject to the passing of the directors' resolution, the Company will not be obliged to send the member notices of meetings until the member has supplied a new registered address or address for service.

The provisions of this Article 155 also apply to any address, number or location supplied by a member for the purposes of documents or notices sent in electronic form.

DESTRUCTION OF DOCUMENTS

156.

(1) The Company may destroy-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or any variation or cancellation thereof or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company: provided that-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

157. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trust for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

158.

(1) Subject to the provisions of, and so far as may be permitted by, the Statutes but without prejudice to any indemnity to which the person concerned may be otherwise entitled, the Company may indemnify every director, alternate director, secretary or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as an auditor) against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office, including any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust in relation to anything done or omitted to be done or alleged to have been done or omitted to be done by him provided that such liability shall not apply in respect of any liability incurred by such director or former director:

(a) to the Company or any of its subsidiaries (the "Group");

(b) to pay a fine imposed in criminal proceedings; or

(c) to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or

(d) in defending any criminal proceedings in which he is convicted; or

(e) in defending any civil proceedings brought by any member of the Group in which judgment is given against him; or

(f) in connection with any application under any of the following provisions in which the court refused to grant him relief, namely

i) section 144(3) or (4) of the Companies Act 1985 (acquisition of shares by an innocent nominee); or

ii) section 727 of the Companies Act 1985 (general power to grant relief in case of honest and reasonable conduct).

(2) For the purposes of article 158(1)(d), (e) or (f) the reference to any such conviction, judgement or refusal or belief is a reference to one that has become final. A conviction, judgment or refusal of relief becomes final:

(a) if not appealed against, at the end of the period for bringing an appeal; or

(b) if appealed against, at the time when the appeal (or any further appeal) is disposed of (ie if it is determined and the period for bringing a further appeal has ended or if it is abandoned or otherwise ceases to have effect).

(3) The directors may purchase and maintain at the cost of the Company insurance cover for or for the benefit of every director, alternate director, Secretary or other officer of the Company or of any associated company (as defined in the Companies Act 1985) against any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust by him in relation to the Company (or such associated company), including anything done or omitted to be done or alleged to have been done or omitted to be done by him as a director, alternate director, Secretary or other officer of the Company or any associated company.

(4) Subject to the provisions of, and so far as may be permitted by, the Statues, the Company shall be entitled to fund the expenditure of every director, alternate director, Secretary or other office of the Company incurred or to be incurred:

(a) in defending any criminal or civil proceedings; or

(b) in connection with any application under sections 144(3), 144(4) or 727 of the Companies Act 1985

provided that any director or alternate director will be obliged to repay such amounts not later than:

(c) in the event of the director being convicted in the proceedings, the date when the conviction becomes final; or

(d) in the event of judgment being given against him in proceedings, the date when the judgment becomes final; or

(e) in the event of the court refusing to grant him relief on the application, the date when the refusal of relief becomes final.

159. For the purposes of article 158(4)(c), 158(4)(d) or 158(4)(e) the reference to any such conviction, judgement or refusal of relief is a reference to one that has become final. A conviction, judgement or refusal or relief becomes final:

(a) if not appealed against, at the end of the period for bringing an appeal; or

(b) if appealed against, at the time when the appeal (or any further appeal) is disposed of (ie if it is determined and the period for bringing a further appeal has ended or if it is abandoned or otherwise ceases to have effect).

WARRANTS TO SUBSCRIBE FOR SHARES

160. The Company may, subject to the provisions of the Act and of these Articles issue warrants to subscribe for shares in the Company. Such warrants shall be issued upon such terms and subject to such conditions as may be resolved upon by the directors including, without prejudice to the generality of the foregoing, terms and conditions which provide that, on a winding up of the Company, a holder of warrants may be entitled to receive out of the assets of the Company available in the liquidation pari passu with the holders of shares of the same class as the shares in respect of which the subscription rights conferred by the warrants can be exercised such a sum as he would have received had had exercised the subscription rights conferred by his warrants prior to the winding up by after deduction of the price (if any) payable on exercise of such subscription rights.

(6) No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this Article 93 shall be invalid or ineffectual, except in the case of express notice to the lender or recipient of the security at the time when the debt was incurred or security given that the limit had been or would thereby be exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

DELEGATION OF DIRECTORS' POWERS

93.

(1) The directors delegate any of their powers -

(a) to the Chief Executive, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local or divisional board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (1)(a), (1)(b) or (1)(c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

94. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested to him.

95. The directors may appoint any person (not being a director) to any office or employment having a designation or title including the word director or attach to any existing office or employment within the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a director for any of the purposes of the Act or these Articles.

APPOINTMENT AND RETIREMENT OF DIRECTORS

96. At the annual general meetings in every year there shall retire from office by rotation:-

(a) All directors who held office at the time of the two preceding annual general meetings and who did not retire by rotation or pursuant to article 102 at either of them; and

(b) If the number of directors retiring under (a) above is less than one-third of the directors or, in their number is not three or a multiple of three, less than the number which is nearest t but does not exceed one-third, such additional number of directors as shall together with the directors retiring under (a) above equal one-third of the directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third.

97. Subject to the provisions of the Act and to the following provisions of these articles, the directors to retire by rotation pursuant to article 96 shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

98. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not be fill the vacancy or a resolution for the appointment of the director is put to the meeting and lost.

99. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been give to the Company of the intention to propose that person for appointment or reappointment, stating that particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

100. At a general meeting a motion for the appointment of two more person as directors by a single resolutions shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

101. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire.

102. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting.

103. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

104. Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

105. The office of a director shall be vacated if –

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either –

i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) he is requested in writing or using electronic form by all the other directors to resign.

106. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director. Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it; but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned.

Companies House
Crown Way
CARDIFF
CF14 3UZ

Wednesday, 15 October 2008

Dear Sirs

Consort Medical plc

Thank you for your kind letter of 10 October informing me that you were unable to accept Form 363a I had submitted.

I have now completed the correct version of the form as requested and enclose if together with a CD ROM showing the share holder as at the date to which the return has been made.

Would you kindly acknowledge receipt of this letter by stamping and returning the attached copy. I enclose a stamped addressed envelope for this purpose.

Yours faithfully

Jenny Owen
Corporate Secretary & General Counsel

Enc.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

104082/30

363a

Annual Return

Company Number 406711

Company Name in full CONSORT MEDICAL PLC

Date of this return
The information in this return is made up to

Day Month Year
20/09/2008

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
__/__/____

Registered Office
Show here the address **at the date of this return.**

GROUND FLOOR, SUITE D
BREAKSPEAR PARK, BREAKSPEAR WAY

*Any change of registered office **must** be notified on form 287.*

Post town: HEMEL HEMPSTEAD
County / Region: HERTFORDSHIRE
UK Postcode: HP2 4UL

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

If the code number cannot be determined, give a brief description of principal activity.

SIC CODE 3310
MANUFACTURE OF MEDICAL
ORTHOPAEDIC EQUIPMENT
7415 HOLDING COMPANIES INCLUDING HEAD OFFICE

Companies House receipt date barcode

Form revised September 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept. CAPITA REGISTRARS

THE REGISTRY, 34 BECKENHAM ROAD

Post town BECKENHAM

County / Region KENT UK Postcode BR3 4TN

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept. N/A

Post town

County / Region UK Postcode

Company type

Please tick the appropriate box

Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title MS.

Forename(s) JENNIFER MARGARET

Surname OWEN

Address 138 CLARENCE ROAD

ST

Post town ST ALBANS

County / Region HERTFORDSHIRE UK Postcode AL1 4NW

Country U

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title	MR.
Date of birth (Day / Month / Year)	21 / 10 / 1952
Forename(s)	JAMES LAWRENCE
Surname	DICK
Address	1 BROOMHILL, 16A HUMBER ROAD
	NORTH FERRIBY
Post town	NORTH FERRIBY
County / Region	NORTH HUMBERSIDE
UK Postcode	HU14 3DW
Country	UK
Nationality	BRITISH
Business occupation	DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title	DR.
Date of birth (Day / Month / Year)	31 / 12 / 1943
Forename(s)	PETER JOHN
Surname	FELLNER
Address	VERNALIS PLC, OAKDENE COURT
	613 READING ROAD
Post town	WINNERSH
County / Region	BERKSHIRE
UK Postcode	RG41 5UK
Country	UK
Nationality	BRITISH
Business occupation	COMPANY DIRECTOR

	Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Issued share capital Enter details of all the shares in issue at the date of this return.	ORDINARY 10P	28,941,785	2,894,178·9
Totals		28974789	£2,894,178.9.

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☑ CD-ROM.

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 14.10.08.

† Please delete as appropriate.

† a ~~director~~ /secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 1 continuation sheets.
(enter number)

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

MR T. M. OWEN
CONSORT MEDICAL PLC, BREAKSPEAR PARK
BREAKSPEAR WAY, HEMEL HEMPSTEAD, HERTS
HP2 4UL Tel 01442 867924

DX number DX exchange

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: MR PAUL VICTOR BOUGHTON

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 29 / 09 / 1955.

Forename(s): PAUL VICTOR

Surname: BOUGHTON

Address: 11 ESHER PLACE AVENUE.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: ESHER

County / Region: SURREY UK Postcode: KT10 8PU

Country: UK **Nationality**: BRITISH

Business occupation: COMPANY DIRECTOR

* Voluntary details.

Name * Style / Title: MR BANKS

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 04 / 03 / 1950

Forename(s): JOHN CHRISTOPHER

Surname: BANKS

Address: COPYHOLD

LOCK LANE,

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: PARTRIDGE GREEN

County / Region: WEST SUSSEX UK Postcode: RH13 8EF

Country: UK **Nationality**: BRITISH

Business occupation: DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 12 / 11 / 1968

Forename(s): JONATHAN MARTIN

Surname: GLENN

Address: 42 HAZEL ROAD

PARK STREET

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: ST ALBANS

County / Region: HERTFORDSHIRE UK Postcode: AL2 2AJ

Country: UK **Nationality**: BRITISH

Business occupation: CHIEF EXECUTIVE OFFICER

* Voluntary details.

Name * Style / Title: MR.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 04 / 08 / 1940

Forename(s): GEORGE MACDONALD

Surname: KENNEDY

Address: CONSORT MEDICAL PLC

BREAKSPEAR PARK, BREAKSPEAR WAY

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: HEMEL HEMPSTEAD

County / Region: HERTS UK Postcode: HP2 4UL

Country: UK **Nationality**: BRITISH

Business occupation: DIRECTOR

File Consort Medical plc

Companies House
Crown Way
Cardiff
CF14 3UZ

September 2 2008

Dear Sirs

Re Consort Medical plc – Company Registration Number 406711

I refer to the above company and enclose herewith form 88(2) in respect of a recent allotment of shares.

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope I have enclosed for this purpose.

Yours sincerely

Jennifer Owen
Company Secretary and General Counsel
Consort Medical plc
Tel 01908 525211

File: Consort Medical plc

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	09	2008			

Class of shares (ordinary or preference etc)	ORDINARY 10p		
Number allotted	42,000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.43		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): ALAN CLAR Address: 82 GOLF LINKS ROAD, FERNDOWN, DORSET UK Postcode BH22 8BZ	ORDINARY 10p	42,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 03 09 08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jenny Owen Company Secretary
Consort Medical plc, Breakspear Park, Breakspear Way, Hemel Hempstead
Herts HP2 4UL Tel 01442 867924
DX number DX exchange

File

Companies House
Crown Way
Cardiff
CF14 3UZ

September 25th 2008

Dear Sirs,

Re Consort Medical plc Company Number 406711

I refer to the above company and enclose herewith Form 88(2) being a return of allotment of 10p ordinary shares .

I would be grateful if you could kindly stamp and return the attached copy of this letter using the stamped addressed envelope enclosed for this purpose, by way of receipt.

Yours faithfully

Jenny Owen
Company Secretary

Companies House
for the record

Please complete in typescript, or in bold black capitals
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 406711

Company name in full: CONSORT MEDICAL PLC

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	09	2008			

Class of shares (ordinary or preference etc)	ordinary 10p		
Number allotted	2183		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4 34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract

WEDNESDAY

A54 *A6XA83LJ* 01/10/2008 COMPANIES HOUSE 46

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Miss Teresa Gibson Address: 3 Lynn Road, St Germans, King's Lynn UK Postcode: PE34 3DW	Class of shares allotted: ordinary 10p	Number allotted: 2183
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24. 9 08

A director / secretary / ~~administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

JENNY OWEN, CONSORT MEDICAL PLC
BREAKSPEAR PARK< BREAKSPEAR WAY, HEMEL
HEMPSTEAD, HERTS HP2 4UL Tel 01442 867924
DX number DX exchange

Consort Medical

Breakspear Park, Breakspear Way, Hemel Hempstead
Hertfordshire, HP2 4TZ
T: +44 (0) 1442 867920 | F: +44 (0) 1442 245237
www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

FILE COPY

September 15th 2008

Dear Sirs,

Re Consort Medical plc Company Number 406711

I refer to the above company and enclose herewith Form 88(2) being a return of allotment of 10p ordinary shares .

I would be grateful if you could kindly stamp and return the attached copy of this letter using the stamped addressed envelope enclosed for this purpose, by way of receipt.

Yours faithfully

Jenny Owen
Company Secretary

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number	406711
Company name in full	CONSORT MEDICAL PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	15	09	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	436		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MR. NIGEL MALKIN Address 37 RHOON ROAD, TERRINGTON STREET, ST CLEMENTS, KINGS LYNN UK Postcode PE34 4HY	Class of shares allotted ORDINARY 10P	Number allotted 436
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15.9.08

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS J.M. OWEN, CONSORT MEDICAL PLC
BREAKSPEAR PARK BREAKSPEAR WAY
HEMEL HEMPSTEAD HP2 4TZ Tel 01442 867924
DX number DX exchange

File

Consort Medical

Breakspear Park, Breakspear Way, Hemel Hempstead
Hertfordshire, HP2 4TZ
T: +44 (0) 1442 867920 | F: +44 (0) 1442 245237

www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

Tuesday, 12 August 2008

Dear Sirs

Bespak Quest Limited 3657465

Please find enclosed balance sheet for Bespak Quest Limited approved by the Board of Directors August 6th 2008.

Please would you stamp and return the attached copy of this letter to acknowledge receipt.

Yours sincerely

Mrs Jenny Owen
Company Secretary & General Counsel

Enc.

WEDNESDAY
RZDTM28S
RM 13/08/2008 195
COMPANIES HOUSE

Registered Number: 3657465

Bespak Quest Limited

Balance Sheet
At 3 May 2008

	2008 £000	2007 £000
ASSETS		
Current assets		
Cash and cash equivalents	20	20
Net current assets	20	20
Net assets	20	20
SHAREHOLDERS' EQUITY		
Share capital (Authorised 100 Ordinary shares of £1 each)	-	-
Retained earnings	20	20
Total equity	20	20

(a) For the 53 weeks ended 3 May 2008 the company was entitled to exemption under section 249AA(1) of the Companies Act 1985

(b) Members have not required the company to obtain an audit in accordance with section 249B(2) of the Companies Act 1985

(c) The directors acknowledge their responsibility for:

i. ensuring the company keeps accounting records which comply with section 221; and
ii. preparing accounts which give a true and fair view of the state of affairs of the company as at the end of the financial year, and of its profit or loss for the financial year, in accordance with the requirements of section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

Approved by the Board of directors on 25 July 2008 and signed on its behalf by:

J M Owen

Director

Bespak Quest Limited

Notes to the accounts

1. Presentation of the financial statements

Compliance with applicable law and IFRS

The financial statements have been prepared in accordance with the Companies Act 1985, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted for use in the European Union.

Basis of preparation

The financial statements have been prepared using the historical cost convention, modified for certain items carried at fair value, as stated in the accounting policies.

2. Accounting policies

Basis of accounting

The financial statements have been prepared on the going concern basis, under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. The principal accounting policies are set out below.

Taxation

Deferred taxation is accounted for in full using the balance sheet liability method in respect of temporary *differences arising from differences* between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Cash and cash equivalents

For the purpose of the cash flow statement, cash comprises cash on hand and on-demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months.

Consort Medical

Companies House
Crown Way
Cardiff
CF12 4UZ

11 July 2008

Dear Sirs,

Consort Medical plc - Company Number 406711

I refer to the above company and enclose herewith Form 88(2) in respect of an increase of issued share capital.

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope enclosed for this purpose.

Yours faithfully

Jenny Owen
Company Secretary and General Counsel

Consort Medical plc

Companies House — for the record —

Please complete in typescript, or in bold black capitals

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 406711

Company name in full: CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	11	07	2008			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	523		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (*This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing*)	

THURSDAY

A24 *A94EY1HH* 17/07/2008 316
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) MELANIE GRANGE Address 70b. OLD HUNSTANTON ROAD HUNSTANTON, PE36 6HX. UK Postcode PE36 6HX	ORDINARY 10P	523.
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14. 07 08

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

MS. T. M. OWEN
CONSORT MEDICAL PLC
BREAKSPEAR PARK, BREAKSPEAR WAY
HEMEL HEMPSTEAD, HERTS
HP2 4TZ Tel 01442 867924

DX number DX exchange

FILE COPY

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552660 F: +44 (0) 1908 552664
www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

July 7th 2008

Dear Sirs,

Re Consort Medical plc 406711
Bespak Europe Limited 03515896
Bespak Finance Limited 02679293
Bespak Holdings Limited 03973457
Bespak Quest Limited 03657465

I refer to the above companies and enclose in relation to each, Form 287 denoting a change of registered office address.

Please would you stamp and return the attached copy of this letter to acknowledge receipt.

Yours faithfully

Jenny Owen
Company Secretary and General Counsel
Consort Medical plc

WEDNESDAY
ACVCB19E
A32 09/07/2008 219
COMPANIES HOUSE

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 406711

Company Name in full Consort Medical plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: SUITE D, GROUND FLOOR
BREAKSPEAR PARK, BREAKSPEAR WAY, HEMEL HEMPSTEAD

Post town: HEMEL HEMPSTEAD

County / Region: HERTFORDSHIRE Postcode: HP2 4UL

Signed J. M. Owen. **Date** 7. 7. 08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J. M. OWEN, ~~~~ CONSORT MEDICAL PLC
SUITE D, GROUND FLOOR, BREAKSPEAR PARK
BREAKSPEAR WAY, HEMEL HEMPSTEAD, HERTS
HP2 4UL. Tel 01442 867920
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Companies House
---- for the record ----

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 406711

Company Name in full Consort Medical plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: SUITE D, GROUND FLOOR
BREAKSPEAR PARK, BREAKSPEAR WAY, HEMEL HEMPSTEAD

Post town: HEMEL HEMPSTEAD

County / Region: HERTFORDSHIRE

Postcode: HP 2 4UL

Signed J. M. Owen. **Date** 7. 7 08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J. M. OWEN, ~~SEM~~ CONSORT MEDICAL PLC
SUITE D, GROUND FLOOR BREAKSPEAR PARK
BREAKSPEAR WAY, HEMEL HEMPSTEAD, HERTS
HP2 4UL. Tel 01442 867920
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

10/03

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

287

Change in situation or address of Registered Office

Company Number	03515896.
Company Name in full	BESPAK EUROPE LIMITED.

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address	SUITE D, GROUND FLOOR, BREAKSPEAR PARK
	BREAKSPEAR WAY
Post town	HEMEL HEMPSTEAD.
County / Region	HERTFORDSHIRE
Postcode	HP2 4UL

Signed	[signature]	Date	7.7.08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J. M. OWEN. CONSORT MEDICAL PLC
SUITE D, GROUND FLOOR, BREAKSPEAR PARK
BREAKSPEAR WAY. HEMEL HEMPSTEAD HERTS
HP2 4UL Tel 01442. 867920
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03515896.

Company Name in full BESPAK EUROPE LIMITED.

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: SUITE D, GROUND FLOOR, BREAKSPEAR PARK
BREAKSPEAR WAY

Post town: HEMEL HEMPSTEAD.

County / Region: HERTFORDSHIRE

Postcode: HP2 4UL

Signed [signature] **Date** 7.7.08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J. M. OWEN, CONSORT MEDICAL PLC
SUITE D, GROUND FLOOR, BREAKSPEAR PARK
BREAKSPEAR WAY, HEMEL HEMPSTEAD HERTS
HP2 4UL Tel 01442 867920
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Owen, Jennifer

From: web-filing@companies-house.gov.uk

Sent: 26 February 2008 16:25

To: Owen, Jennifer

Subject: Companies House WebFiling Service Confirmation

This message has been generated in response to the company details submitted to Companies House WebFiling service on 26/02/2008.

Company Number: 03515896

Company Name : BESPAK EUROPE LIMITED

You will receive an email within the next 5 days to confirm whether the document has been accepted or rejected. The document changes will only be displayed online when they have been accepted.

The Filing Reference Number is **004-218557**

Please quote this reference in any communication with Companies House.

Thank you for visiting the Companies House Website.

Contact Centre tel: +44 (0)870 33 33 636 or e-mail: enquiries@companieshouse.gov.uk

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02679293.

Company Name in full BESPAK FINANCE LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: SUITE D, GROUND FLOOR, BREAKSPEAR PARK
BREAKSPEAR WAY

Post town: HEMEL HEMPSTEAD

County / Region: HERTFORDSHIRE Postcode: HP2 4UL.

Signed [signature] **Date** 7.7.08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J.M. OWEN. CONSORT MEDICAL PLC
GROUND FLOOR, SUITE D BREAKSPEAR PARK
BREAKSPEAR WAY, HEMEL HEMPSTEAD,
HERTS HP2 4UL Tel 01442 867920
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	02679293.
Company Name in full	BESPAK FINANCE LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address	SUITE D, GROUND FLOOR, BREAKSPEAR PARK
	BREAKSPEAR WAY
Post town	HEMEL HEMPSTEAD
County / Region	HERTFORDSHIRE
Postcode	HP2 4UL.

Signed [signature] **Date** 7.7.08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J.M. OWEN. CONSORT MEDICAL PLC
GROUND FLOOR, SUITE D BREAKSPEAR PARK
BREAKSPEAR WAY, HEMEL HEMPSTEAD,
HERTS HP2 4UL Tel 01442 867920
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

10/03

Owen, Jennifer

From: web-filing@companies-house.gov.uk
Sent: 01 February 2008 15:43
To: Owen, Jennifer
Subject: Companies House WebFiling Service Confirmation

This message has been generated in response to the company details submitted to Companies House WebFiling service on 01/02/2008.

Company Number: 02679293
Company Name : BESPAK FINANCE LIMITED

You will receive an email within the next 5 days to confirm whether the document has been accepted or rejected. The document changes will only be displayed online when they have been accepted.

The Filing Reference Number is **004-070511**
Please quote this reference in any communication with Companies House.

Thank you for visiting the Companies House Website.

Contact Centre tel: +44 (0)870 33 33 636 or e-mail: enquiries@companieshouse.gov.uk

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	03943457
Company Name in full	BESPAK HOLDINGS LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address	SUITE D, GROUND FLOOR, BREAKSPEAR PARK
	BREAKSPEAR WAY
Post town	HEMEL HEMPSTEAD,
County / Region	HERTFORDSHIRE
Postcode	HP2 4UL.

Signed J. M Owen **Date** 7.7.08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J. M. OWEN, CONSORT MEDICAL PLC	
GROUND FLOOR, SUITE D, BREAKSPEAR PARK BREAKSPEAR WAY, HEMEL HEMPSTEAD	
HP2 4UL	Tel 01442 867920
DX number	DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 0394 3457

Company Name in full BESPAK HOLDINGS LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: SUITE D, GROUND FLOOR, BREAKSPEAR PARK
BREAKSPEAR WAY

Post town: HEMEL HEMPSTEAD,

County / Region: HERTFORDSHIRE

Postcode: HP2 4UL.

Signed [signature] **Date** 7.7.08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J. M. OWEN, CONSORT MEDICAL PLC
GROUND FLOOR, SUITE D, BREAKSPEAR PARK
BREAKSPEAR WAY, HEMEL HEMPSTEAD
HP2 4UL Tel 01442 867920
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Owen, Jennifer

From: web-filing@companies-house.gov.uk

Sent: 16 April 2008 08:59

To: Owen, Jennifer

Subject: Companies House WebFiling Service Confirmation

This message has been generated in response to the company details submitted to Companies House WebFiling service on 16/04/2008.

Company Number: 03973457

Company Name : BESPAK HOLDINGS LIMITED

You will receive an email within the next 5 days to confirm whether the document has been accepted or rejected. The document changes will only be displayed online when they have been accepted.

The Filing Reference Number is **004-544221**

Please quote this reference in any communication with Companies House.

Thank you for visiting the Companies House Website.

Contact Centre tel: +44 (0)870 33 33 636 or e-mail: enquiries@companieshouse.gov.uk

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03657465.

Company Name in full BESPAK QUEST LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: SUITE D, GROUND FLOOR, BREAKSPEAR PARK
BREAKSPEAR WAY

Post town: HEMEL HEMPSTEAD

County / Region: HERTFORDSHIRE Postcode: HP2 4UL.

Signed [signature] **Date** 7.7.08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J. M. OWEN, CONSORT MEDICAL PLC
GROUND FLOOR, SUITE D, BREAKSPEAR PARK
BREAKSPEAR WAY
HEMEL HEMPSTEAD
HP2 4UL.
Tel 01442. 867920
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Companies House
— for the record —

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03657465.

Company Name in full BESPAK QUEST LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: SUITE D, GROUND FLOOR, BREAKSPEAR PARK
BREAKSPEAR WAY

Post town: HEMEL HEMPSTEAD

County / Region: HERTFORDSHIRE   Postcode: HP2 4UL.

Signed J. M. Owen   **Date** 7.7.08

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

J. M. OWEN, CONSORT MEDICAL PLC
GROUND FLOOR. SUITE D. BREAKSPEAR PARK
BREAKSPEAR WAY
HEMEL HEMPSTEAD
HP2 4UL.
Tel 01442. 867920
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552660 F: +44 (0) 1908 552664

www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

June 17 2008

Dear Sirs

Re Consort Medical plc – Company Registration Number 406711

I refer to the above company and enclose herewith form 88(2) in respect of a recent allotment of shares.

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope I have enclosed for this purpose.

Yours sincerely

Jennifer Owen
Company Secretary and General Counsel
Consort Medical plc
Tel 01908 525211

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	06	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	68,920.		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£5.09		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BREWIN NOMINEES LIMITED Address 1d092 MEMBERS ACCOUNT 1d SCHEMES. UK Postcode	Class of shares allotted ORDINARY 10p.	Number allotted 63,920
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. M. Owen Date 17.06.08.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M. OWEN CONSORT MEDICAL PLC
BLACKHILL DRIVE, FEATHERSTONE RD
WOLVERTON MILL SOUTH MILTON KEYNES
MK12 5TS Tel 01908 525211
DX number DX exchange

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552660 F: +44 (0) 1908 552664

www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

May 16th 2008

Dear Sirs,

Re Consort Medical plc Company Number 406711

I refer to the above company and enclose herewith Form 88(2) being a return of allotment of 10p ordinary shares .

I would be grateful if you could kindly stamp and return the attached copy of this letter using the stamped addressed envelope enclosed for this purpose, by way of receipt.

Yours faithfully

Jenny Owen
Company Secretary

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	05	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	654		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) COLIN EARL	Class of shares allotted	Number allotted
Address 10 WILLOW DRIVE, BUCKINGHAM MK18 7JH	ORDINARY 10p.	654
UK Postcode MK18 7JH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed J M Owen Date 14.5.08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M. OWEN
CONSORT MEDICAL PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS Tel 01908 525211
DX number DX exchange

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552660 F: +44 (0) 1908 552664

www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

May 14th 2008

Dear Sirs,

Re Consort Medical plc Company Number 406711

I refer to the above company and enclose herewith Form 88(2) being a return of allotment of 10p ordinary shares.

I would be grateful if you could kindly stamp and return the attached copy of this letter using the stamped addressed envelope enclosed for this purpose, by way of receipt.

Yours faithfully

Jenny Owen
Company Secretary

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	05	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	873		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552660 F: +44 (0) 1908 552664

www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

May 14th 2008

Dear Sirs,

Re Consort Medical plc Company Number 406711

I refer to the above company and enclose herewith Form 88(2) being a return of allotment of 10p ordinary shares .

I would be grateful if you could kindly stamp and return the attached copy of this letter using the stamped addressed envelope enclosed for this purpose, by way of receipt.

Yours faithfully

Jenny Owen
Company Secretary

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 406711

Company name in full: CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	05	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	654		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) COLIN EARL	Class of shares allotted	Number allotted
Address 10 WILLOW DRIVE	ORDINARY 10p.	654
BUCKINGHAM MK18 7JH		
UK Postcode MK18 7JH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14.5.08

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M. OWEN
ZONIORT MEDICAL PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS Tel 01908 525211
DX number DX exchange

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552660 F: +44 (0) 1908 552664

www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

May 7 2008

Dear Sirs,

Re Bespak plc Company Number 406711

I refer to the above company and enclose herewith Form 88(2) being a return of allotment of 10p ordinary shares .

I would be grateful if you could kindly stamp and return the attached copy of this letter using the stamped addressed envelope enclosed for this purpose, by way of receipt.

Yours faithfully

Jenny Owen
Company Secretary

THURSDAY
A16GNZJJ
A13 08/05/2008 471
COMPANIES HOUSE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or *in bold black capitals.*

CHWP000

Company Number: 406711

Company name in full: CONSORT MEDICAL PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	14	
Month	05	
Year	2008	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	873		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4·34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552660 F: +44 (0) 1908 552664

www.consortmedical.com

Companies House
Crown Way
Cardiff
CF14 3UZ

May 2nd 2008

Dear Sirs

Re Consort Medical plc – Company Registration Number 406711

I refer to the above company and enclose herewith form 88(2) in respect of a recent allotment of shares.

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope I have enclosed for this purpose.

Yours sincerely

Jennifer Owen
Company Secretary and General Counsel
Consort Medical plc
Tel 01908 525211

SATURDAY
AKC1ZZEJ
A27 03/05/2008 279
COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	04	2008			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	175,000		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£4.43 (105,000) £4.125 (70,000)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BREWIN DOLPHIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address 1d092 Members Account SCHEMES.	ORDINARY 10p.	175,000
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2. 5. 08

**A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Ms JENNY OWEN

CONSORT MEDICAL PLC, BLACKHILL DRIVE, ~~FEATHERSTONE ROAD,~~ WOLVERTON MILL SOUTH MILTON KEYNES MK12 5TS Tel 01992 525211

DX number DX exchange